FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC
2024 Interim results

Noel Quinn, Group Chief Executive, said:
“After delivering record profits in 2023, we had another strong profit performance in the first half of 2024, which is further evidence that our strategy is working. Our investment in Wealth is delivering higher, more diversified revenue and we continue to grow our core international and scale businesses, all of which helped us to provide $13.7bn of distributions in respect of the first half. We are confident that we have the right strategy and model to grow revenue, even in a lower interest rate environment, and are therefore providing new guidance of a mid-teens return on average tangible equity in 2025.
I have always been immensely proud of the heritage of this bank and the strategic role it plays in the world. My aim when I took this job was to deliver financial performance to match our standing. Working together, I believe we have done that and created a strong platform for growth.”

Financial performance in 1H24

- Profit before tax of $21.6bn was stable compared with 1H23, including a $0.2bn net favourable revenue impact of notable items relating to gains and losses recognised on certain strategic transactions. Profit after tax of $17.7bn was $0.4bn or 2% lower compared with 1H23.
- In 1H24, we completed the disposal of our banking business in Canada, recognising a gain of $4.8bn. We also recognised an impairment of $1.2bn following the classification of our business in Argentina as held for sale. Results in 1H23 included the impact of a $2.1bn reversal of an impairment relating to the sale of our retail banking operations in France and a $1.5bn gain recognised on the acquisition of Silicon Valley Bank UK Limited (‘SVB UK’).
- Constant currency profit before tax excluding notable items was stable at $18.1bn compared with 1H23, as revenue growth and lower expected credit losses and other impairment charges (‘ECL’) were offset by a rise in operating expenses.
- Revenue rose by $0.4bn or 1% to $37.3bn compared with 1H23, including the gains and losses on certain strategic transactions described above. Net interest income (‘NII’) fell by $1.4bn, as growth in HSBC UK and a number of other markets was more than offset by reductions due to business disposals, deposit migration, and redeployment into the trading book in HSBC Bank plc and our main entity in Hong Kong. The increase in funding costs associated with funding the trading book resulted in an increase in banking net interest income (‘banking NII’) of $0.3bn or 1%.
- Revenue growth also reflected the impact of higher customer activity in our Wealth products in Wealth and Personal Banking (‘WPB’), and in Equities and Securities Financing in Global Banking and Markets (‘GBM’). Constant currency revenue excluding notable items rose by 2% to $33.7bn, primarily due to growth in Wealth in WPB, in Equities and Securities Financing in GBM, as well as an increase in Global Payment Solutions (‘GPS’).
- Net interest margin (‘NIM’) of 1.62% decreased by 8 basis points (‘bps’) compared with 1H23, reflecting a rise in the funding cost of average interest-bearing liabilities.
- ECL charges were $1.1bn, a reduction of $0.3bn compared with 1H23. The reduction reflected a release of stage 3 allowances in GBM in HSBC Bank plc, lower ECL in Commercial Banking (‘CMB’) in HSBC UK, and lower charges in the commercial real estate sector in mainland China. In WPB, ECL charges were broadly stable as a release of allowances in the UK was offset by higher charges in Mexico, reflecting unemployment trends and growth in our unsecured portfolio. Annualised ECL were 22bps of average gross loans, including a 4bps reduction due to the inclusion of loans and advances classified as held for sale.
- Operating expenses of $16.3bn were $0.8bn or 5% higher than in 1H23, mainly due to higher technology spend and investment, inflationary pressures and an increase in the performance-related pay accrual. Target basis operating expenses rose by 7% compared with 1H23. This is measured on a constant currency basis, excluding notable items, the impact of retranslating the prior year results of hyperinflationary economies at constant currency, and the direct costs from the sales of our France retail banking operations and our banking business in Canada.
- Customer lending balances of $938bn were stable on a reported basis, and increased by $12bn on a constant currency basis, compared with 31 December 2023. Growth included higher balances in HSBC Bank plc in both CMB and GBM, and higher term lending in CMB in our entities in mainland China and India. In addition, mortgage balances increased in HSBC UK in WPB.
- Customer accounts of $1.6tn fell by $18bn on a reported basis, and increased by $3bn on a constant currency basis compared with 31 December 2023, notably in GBM reflecting growth in time deposit balances in Asia. The increase in GBM included a short-term deposit from a single corporate customer.
- Common equity tier 1 (‘CET1’) capital ratio of 15.0% rose by 0.2 percentage points compared with 4Q23, driven by a reduction in risk-weighted assets (‘RWAs’), partly offset by a reduction in our CET1 capital.
- The Board has approved a second interim dividend of $0.10 per share. We also intend to initiate a share buy-back of up to $3bn, which we expect to complete within three months.

Financial performance in 2Q24

- Reported profit before tax increased by $0.1bn to $8.9bn compared with 2Q23, due to a lower ECL charge, which more than offset higher operating expenses and lower revenue. On a constant currency basis, profit before tax increased by $0.4bn or 4%.
- Revenue fell by $0.2bn to $16.5bn compared with 2Q23, notably as 2Q23 included the operating results of France and Canada for which sales completed in 1Q24. In addition, 2Q24 included a loss related to the recycling of reserves following the completion of the sale of our business in Russia. This was partly offset by growth in Securities Financing and Equities in GBM and from Wealth in WPB.
- ECL of $0.3bn decreased by $0.6bn, reflecting lower charges in 2Q24 in the commercial real estate sector in mainland China, compared with 2Q23, as well as a reduction in charges in HSBC UK, and the release of stage 3 allowances in GBM in HSBC Bank plc.
- Operating expenses of $8.1bn rose by $0.3bn or 3%, due to higher technology costs, including investment, the 2Q23 reversal of historical asset impairments, which did not recur, and inflationary impacts. This was partly offset by reductions following the completion of disposals in Canada and France.
- Customer lending increased by $5bn compared with 1Q24 on a reported basis and by $8bn on a constant currency basis. The growth was mainly from CMB, notably in our entities in mainland China and India, and in WPB from mortgage balance growth in HSBC UK and our entity in the US.
- Customer accounts increased by $24bn compared with 1Q24 on a reported basis and by $27bn on a constant currency basis. The increase was across all businesses, primarily in Asia. The increase included a short-term deposit from a single corporate customer.

Outlook

- We will now target a return on average tangible equity (‘RoTE‘), excluding the impact of notable items, in the mid-teens for both 2024 and 2025.
- Based upon our current forecasts, we expect banking NII of around $43bn in 2024. This guidance remains dependent on the path of interest rates globally.
- While loan growth was 1% in 1H24, revenue has continued to benefit from elevated interest rates. Over the medium to long term, we continue to expect mid-single digit year-on-year percentage growth in customer lending.
- We are reiterating our cost growth guidance of approximately 5% for 2024 compared with 2023, on a target basis, and now expect ECL charges as a percentage of average gross loans in 2024 to be within our medium-term planning range of 30bps to 40bps (including customer lending balances transferred to held for sale).
- Our guidance reflects our current outlook for the global macroeconomic environment, including customer and financial markets activity. This includes our modelling of a number of market dependent factors, such as market-implied interest rates (as of mid-July 2024), as well as customer behaviour and activity levels.
- We intend to manage our CET1 capital ratio within our medium-term target range of 14% to 14.5%, with a dividend payout ratio target basis of 50% for 2024, which excludes material notable items and related impacts.
- Note: we do not reconcile our forward guidance on RoTE excluding notable items, target basis operating expenses, dividend payout ratio target basis or banking NII to their equivalent reported measures.

Key financial metrics

	Half-year to
	30 Jun 2024	30 Jun 2023
Reported results
Profit before tax ($m)	21,556	21,657
Profit after tax ($m)	17,665	18,071
Cost efficiency ratio (%)	43.7	41.9
Net interest margin (%)	1.62	1.70
Basic earnings per share ($)	0.89	0.86
Diluted earnings per share ($)	0.88	0.86
Dividend per ordinary share (in respect of the period) ($)1	0.20	0.20
Alternative performance measures
Constant currency profit before tax ($m)	21,556	21,472
Constant currency cost efficiency ratio (%)	43.7	41.8
Constant currency revenue excluding notable items ($m)	33,721	33,075
Constant currency profit before tax excluding notable items ($m)	18,067	18,117
Constant currency revenue excluding notable items and strategic transactions ($m)	33,543	32,462
Constant currency profit before tax excluding notable items and strategic transactions ($m)	17,975	17,969
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers (%)	0.23	0.28
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers, including held for sale (%)	0.22	0.26
Basic earnings per share excluding material notable items and related impacts ($)	0.68	0.70
Return on average ordinary shareholders’ equity (annualised) (%)	19.8	20.8
Return on average tangible equity (annualised) (%)	21.4	22.4
Return on average tangible equity excluding notable items (annualised) (%)	17.0	18.5
Target basis operating expenses ($m)	16,052	14,983

	At
	30 Jun 2024	31 Dec 2023
Balance sheet
Total assets ($m)	2,975,003	3,038,677
Net loans and advances to customers ($m)	938,257	938,535
Customer accounts ($m)	1,593,834	1,611,647
Average interest-earning assets, year to date ($m)	2,097,866	2,161,746
Loans and advances to customers as % of customer accounts (%)	58.9	58.2
Total shareholders’ equity ($m)	183,293	185,329
Tangible ordinary shareholders’ equity ($m)	153,109	155,710
Net asset value per ordinary share at period end ($)	8.97	8.82
Tangible net asset value per ordinary share at period end ($)	8.35	8.19
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)2	15.0	14.8
Risk-weighted assets ($m)2,3	835,118	854,114
Total capital ratio (%)2,3	20.6	20.0
Leverage ratio (%)2,3	5.7	5.6
High-quality liquid assets (liquidity value, average) ($m)3,4	646,052	647,505
Liquidity coverage ratio (average) (%)3,4,5	137	136
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)	18,330	19,006
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	18,456	19,135
Average basic number of $0.50 ordinary shares outstanding (millions)	18,666	19,478

For reconciliations of our reported results to a constant currency basis, including lists of notable items, see page 40 of the Interim Report 2024. For detail on other alternative performance measures, including definitions and calculations, see ‘Reconciliation of alternative performance measures’ on pages 56 to 61 of the Interim Report 2024.

1 Dividend per ordinary share for half year to 30 June 2024 excludes the special dividend of $0.21 per ordinary share arising from the proceeds of the sale of our banking business in Canada to Royal Bank of Canada.
2 Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK‘s version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
3 Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.
4 The liquidity coverage ratio is based on the average value of the preceding 12 months.
5 We have enhanced our calculation processes during 1H24. As Group LCR is reported as a 12-month average, the benefit of these changes will be recognised incrementally over the coming year starting from 30 June 2024.

Highlights

	Half-year to
	30 Jun 2024	30 Jun 2023
	$m	$m
Reported
Revenue1,2,3,4	37,292	36,876
Change in expected credit losses and other credit impairment charges	(1,066)	(1,345)
Operating expenses	(16,296)	(15,457)
Share of profit in associates and joint ventures	1,626	1,583
Profit before tax	21,556	21,657
Tax (charge)/credit	(3,891)	(3,586)
Profit after tax	17,665	18,071
Constant currency5
Revenue1,2,3,4	37,292	36,502
Change in expected credit losses and other credit impairment charges	(1,066)	(1,317)
Operating expenses	(16,296)	(15,244)
Share of profit in associates and joint ventures	1,626	1,531
Profit before tax	21,556	21,472
Tax (charge)/credit	(3,891)	(3,514)
Profit after tax	17,665	17,958

Notable items
Revenue
Disposals, acquisitions and related costs2,3,4	3,571	3,321
Fair value movements on financial instruments6	—	15
Operating expenses
Disposals, acquisitions and related costs	(101)	(118)
Restructuring and other related costs7	19	47
Tax
Tax (charge)/credit on notable items	14	(500)
Uncertain tax positions	—	427
1
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2
Includes the reversal of a $2.1bn impairment loss relating to the sale of our retail banking operations in France in 1Q23.
3 Includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sale proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses. This is partly offset by a $1.2bn impairment recognised in relation to the planned sale of our business in Argentina.
4 Includes the gain of $1.5bn recognised in respect of the acquisition of SVB UK in 1Q23.
5 Constant currency performance is computed by adjusting reported results of comparative periods for the effects of foreign currency translation differences, which distort period-on-period comparisons.
6 Fair value movements on non-qualifying hedges in HSBC Holdings.
7 Relates to reversals of restructuring provisions recognised during 2022.

Review by Noel Quinn, Group Chief Executive
After achieving a record profit performance in 2023, we had a strong first half financial performance that reflected our strategy execution and revenue diversification over the past five years. We remain confident that we can deliver attractive returns, even in a lower interest rate environment, as a result of macroeconomic trends that play to our strengths, market-leading businesses connecting high-growth markets that we are continuing to invest in, and ongoing cost discipline. As a result, we are providing new guidance of a mid-teens return on average tangible equity, excluding the impact of notable items, in 2025.

Over the last 18 months, HSBC’s business model has delivered our highest return on average tangible equity for more than a decade. We continued to perform well in our home markets of Hong Kong and the UK – the two pillars upon which our bank is built. The international wholesale banking business that we have built on top of these pillars is mature and differentiated, and has substantial scale. It remains our biggest competitive advantage and is supported by leading transaction banking products and services in global trade, payments and foreign exchange. Finally, we are growing and investing in our international retail and wealth business to sit alongside this, which is helping to diversify revenue.

Each of these strengths contributed to a good revenue performance in the first half of 2024, supported by higher interest rates. Our strategy is working and providing attractive returns for our shareholders. We have announced a second interim dividend of $0.10 per share, further to the first interim dividend of $0.10 per share and the special dividend of $0.21 paid in June. We are also today announcing a share buy-back of up to $3bn, further to the now completed $3bn share buy-back announced at our first quarter results. This means that we are announcing a further $4.8bn in distributions with these results, taking the amount of capital distributed in respect of the last 18 months to $34.4bn.

As we look ahead, the path of interest rates and the outcomes of elections are amongst the factors that will shape the global operating environment. The progress that has been made reducing inflation has enabled central banks to start cutting interest rates. Although we expect a cautious approach, we have reduced our sensitivity to interest rates. 2024 will also be the biggest election year on record, as more than 4 billion people have an opportunity to go to the polls. The US election result will be watched particularly closely considering the potential for policy change based on the result and the impact this could have beyond its borders. We will continue to monitor these situations.

Continued strong financial performance

The first half saw another strong profit performance, driven by growth in our scale businesses and in areas where we have been investing. There was strong revenue growth in Wealth, transaction banking revenue remained stable and wholesale lending increased again in the second quarter, on a constant currency basis, after growing in the first quarter.

Profit before tax for the first half was $21.6bn, which was stable compared with the first half of 2023. This included a $4.8bn gain on the sale of our banking operations in Canada, partly offset by a $1.2bn impairment related to the planned sale of our banking operations in Argentina, which was announced in the first half. The prior year also included a $2.1bn reversal of an impairment relating to the sale of our retail banking operations in France and a $1.5bn gain recognised on the acquisition of SVB UK.

Revenue increased by $0.4bn or 1% to $37.3bn, including the aforementioned acquisition and disposal impacts, driven mainly by higher banking net interest income. We achieved an annualised return on average tangible equity of 21.4%, or 17% excluding notable items.

Our three global businesses continued to perform well. In Wealth and Personal Banking, profit before tax of $6.5bn was $2.2bn lower than in 2023 on a constant currency basis, primarily due to the non-recurrence of a $2.1bn reversal last year of an impairment relating to the sale of our retail banking operations in France and $0.1bn of profit before tax in the prior period from our Canadian banking operations. Wealth revenue of $4.3bn was 12% higher than the first half of last year, driven by increases in investment distribution and Global Private Banking, as well as growth in asset management and life insurance.

In Commercial Banking, profit before tax of $6.5bn was down by $1.5bn on a constant currency basis, primarily due to the non-recurrence of a $1.6bn gain last year on the acquisition of SVB UK. Overall performance remained good, with revenue benefiting from the higher rates environment, growth in transaction banking and higher collaboration revenue.

Global Banking and Markets delivered a good performance. Revenue grew by 5% on a constant currency basis, with good growth in areas like Equities and Securities Financing, while still benefiting from the interest rate environment.

First half operating expenses of $16.3bn were around 5% higher than in 2023, mainly due to higher technology costs including investments, inflationary pressures and different phasing of the accrual of performance-related pay compared with 2023. On a target basis, operating expenses were 7% higher than the same period last year. As we expect the overall amount of performance-related pay for 2024 not to be materially different to 2023, we expect lower performance-related pay accrual in the second half. We are therefore reconfirming our cost growth guidance of approximately 5% for 2024 compared with 2023, on a target basis.

ECL and other credit impairment charges for the first half were $1.1bn, which was a $0.3bn decrease on the first half of 2023. We now expect ECLs as a percentage of average gross loans in 2024 to be back within our medium-term planning range of 30bps to 40bps. Our CET1 ratio at the end of the first half was 15.0%.

Our first half banking net interest income performance and the improved net interest income outlook mean that we are upgrading our 2024 banking net interest income guidance from at least $41bn to around $43bn.

Further opportunities to grow revenue

We also expect to deliver a return on average tangible equity in the mid-teens for 2024 and 2025, excluding the impact of notable items. Clearly there are downside risks to net interest income when interest rates fall, but we’re confident that we have the levers to achieve these targets.

The first lever is leveraging our international connectivity. We have a strong international wholesale franchise. After a softer year in 2023, international trade volumes are forecast to grow more quickly this year and next. As the world’s leading trade finance bank and the third-largest bank for global foreign exchange revenue since 2021, we expect to capitalise on this. To illustrate this growth potential, we grew wholesale multi-jurisdictional client revenue by 4% in the first half of 2024, on a constant currency basis and excluding HSBC Bank Canada, from $9.4bn to $9.7bn.

Increasing global mobility amongst retail customers is also driving demand for innovative cross-border banking solutions. This helped us to grow international customers within Wealth and Personal Banking by 11%, bringing the total to 7m customers. Revenue from these customers also grew by 6% in the first half. We believe that there is still significant untapped potential amongst international wholesale and retail customers.

The second lever is maintaining our leadership in our home markets. Our leading businesses in Hong Kong and the UK – two of the biggest global financial centres – both grew profits before tax in the first half, helped by their strong international connectivity with the rest of the Group. In Hong Kong, our scale and connectivity are delivering good profitability and enabling us to capture new opportunities. In the first half, 345,000 new-to-bank customers opened accounts as we continued to capitalise on the significant inflows into Hong Kong as customers seek higher yields and quality products. In the UK, we grew international customers by 8% to 2.7m, underlining the differentiated nature of our UK business compared to other UK banks. Signs of economic recovery were also underlined by growth in customer lending of 2% compared with the first half of 2023. We remain confident in our ability to grow further in these two critical markets.

The third lever is investing to diversify revenue. Over the last five years, we have taken a number of actions to reduce our sensitivity to interest rates and create the bank of the future. Building our wealth business, especially in Asia, to capitalise on increasing affluence has been one of the key priorities. As a result of this, wealth revenue was up 12% in the first half, while we attracted $32.4bn of net new invested assets. Payments is another fee-based business that we are investing in to capitalise on the expected increase in global payments revenue. We are the number two bank globally by payments revenue, up from top four in 2022, with a market share of 4.8% in 2023 compared with 3.6% in the prior year. HSBC was also named ‘World’s Best Bank for Payments and Treasury’ by Euromoney, which was one of 33 awards given to the bank in 2024 that also included ‘Best Bank in Asia’ and ‘World’s Best Bank for Sustainable Finance’.

Through HSBC Innovation Banking, we are building a global proposition that can help us to become known as the go-to bank for innovation companies. Revenue from the new proposition increased by 4% in the second quarter and we have onboarded almost 600 new-to-bank innovation companies globally since the acquisition of SVB UK.

Thank you

As I prepare to hand on the leadership of HSBC to Georges Elhedery in September, I would like to place on record what an enormous privilege it has been to lead this great institution. I never imagined when I started my career 37 years ago that I would have the honour of becoming Group Chief Executive. I have always been immensely proud of the heritage of this bank and the strategic role it plays in the world. My aim when I took this job was to deliver financial performance to match our standing. Working together, I believe we have done that and created a strong platform for growth.

The success of our transformation programme is evident in the improved returns that we have delivered. Since I became Group Chief Executive, we have returned $36bn of dividends and $18bn of share buy-backs to our shareholders, inclusive of the distributions we have announced with these results, while also successfully navigating the global pandemic.

This would not have been possible without the support and backing of the Board, my Group Executive Committee colleagues and, of course, the whole HSBC team. I have been very fortunate to work with many talented, dedicated and committed people during my career. I would like to thank them wholeheartedly for their friendship and partnership – and I wish continued success to Georges, and to all those who will write the next chapter in the story of this great bank.

Noel Quinn
Group Chief Executive
31 July 2024

Financial summary

	Half-year to
	30 Jun 2024	30 Jun 2023
	$m	$m
For the period
Profit before tax	21,556	21,657
Profit attributable to:
– ordinary shareholders of the parent company	16,586	16,966
Dividends on ordinary shares1	11,691	6,591
At the period end
Total shareholders’ equity	183,293	184,170
Total regulatory capital	172,084	170,021
Customer accounts	1,593,834	1,595,769
Total assets	2,975,003	3,041,476
Risk-weighted assets	835,118	859,545
Per ordinary share	$	$
Basic earnings	0.89	0.86
Dividend per ordinary share (paid in the period)1	0.62	0.33
Net asset value2	8.97	8.44
1
The $0.62 dividend paid during the period consisted of a fourth interim dividend of $0.31 per ordinary share in respect of the financial year ended 31 December 2023 paid in April 2024, a first interim dividend of $0.10 per ordinary share in respect of the financial year ending 31 December 2024 and a special dividend of $0.21 per ordinary share from the Canada sale proceeds.

2
The definition of net asset value per ordinary share is total shareholders equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue, excluding own shares held by the company, including those purchased and held in treasury.

Distribution of results by global business

Constant currency profit before tax
	Half-year to
	30 Jun 2024		30 Jun 2023
	$m	%	$m	%
Wealth and Personal Banking	6,458	30.0	8,626	40.2
Commercial Banking	6,463	30.0	7,933	36.9
Global Banking and Markets	3,813	17.7	3,409	15.9
Corporate Centre1	4,822	22.3	1,504	7.0
Profit before tax	21,556	100.0	21,472	100.0
1
On 1 January 2024, HSBC Continental Europe completed the sale of its retail banking operations in France to CCF, a subsidiary of Promontoria MMB SAS (‘My Money Group’). With effect from this date, we have prospectively reclassified the portfolio of retained loans, profit participation interest and licence agreement of the CCF brand from WPB to Corporate Centre.

Distribution of results by legal entity

Reported profit/(loss) before tax
	Half-year to
	30 Jun 2024		30 Jun 2023
	$m	%	$m	%
HSBC UK Bank plc	3,734	17.3	4,791	22.1
HSBC Bank plc	1,436	6.7	3,498	16.2
The Hongkong and Shanghai Banking Corporation Limited	10,893	50.5	10,917	50.4
HSBC Bank Middle East Limited	536	2.5	673	3.1
HSBC North America Holdings Inc.	423	2.0	701	3.2
HSBC Bank Canada	186	0.9	475	2.2
Grupo Financiero HSBC, S.A. de C.V.	466	2.2	436	2.0
Other trading entities1	1,034	4.7	1,282	6.0
– of which: other Middle East entities (including Oman, Türkiye, Egypt and Saudi Arabia)	411	1.9	420	1.9
– of which: Saudi Awwal Bank	317	1.5	272	1.3
Holding companies, shared service centres and intra-Group eliminations2	2,848	13.2	(1,116)	(5.2)
Profit before tax	21,556	100.0	21,657	100.0
1
Other trading entities includes the results of entities located in Oman (pre merger with Sohar International Bank SAOG in August 2023), Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. Supplementary analysis is provided on page 56 of the Interim Report 2024 for a fuller picture of the Middle East, North Africa and Türkiye regional performance.

2
Includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sale proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses. This is partly offset by a $1.2bn impairment recognised in relation to the planned sale of our business in Argentina.

HSBC constant currency profit before tax and balance sheet data
	Half-year to 30 Jun 2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges1	14,312	10,896	8,742	3,342	37,292
– external	10,166	11,217	15,377	532	37,292
– inter-segment	4,146	(321)	(6,635)	2,810	—
– of which: net interest income/(expense)2	10,231	8,799	3,710	(5,829)	16,911
Change in expected credit losses and other credit impairment charges	(476)	(573)	(11)	(6)	(1,066)
Net operating income	13,836	10,323	8,731	3,336	36,226
Total operating expenses	(7,406)	(3,861)	(4,918)	(111)	(16,296)
Operating profit	6,430	6,462	3,813	3,225	19,930
Share of profit in associates and joint ventures	28	1	—	1,597	1,626
Constant currency profit before tax	6,458	6,463	3,813	4,822	21,556
	%	%	%	%	%
Share of HSBC’s constant currency profit before tax	30.0	30.0	17.7	22.3	100.0
Constant currency cost efficiency ratio	51.7	35.4	56.3	3.3	43.7
Constant currency balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	445,882	310,356	174,376	7,643	938,257
Interests in associates and joint ventures	567	25	111	27,762	28,465
Total external assets	864,948	597,808	1,365,439	146,808	2,975,003
Customer accounts	794,807	467,362	331,269	396	1,593,834
Constant currency risk-weighted assets3	182,508	335,692	225,145	91,773	835,118

	Half-year to 30 Jun 2023
Net operating income before change in expected credit losses and other credit impairment charges1	16,095	12,086	8,321	—	36,502
– external	12,317	12,730	13,714	(2,259)	36,502
– inter-segment	3,778	(644)	(5,393)	2,259	—
– of which: net interest income/(expense)2	10,130	8,073	3,401	(3,877)	17,727
Change in expected credit losses and other credit impairment charges	(484)	(694)	(136)	(3)	(1,317)
Net operating income/(expense)	15,611	11,392	8,185	(3)	35,185
Total operating expenses	(7,020)	(3,458)	(4,776)	10	(15,244)
Operating profit	8,591	7,934	3,409	7	19,941
Share of profit/(loss) in associates and joint ventures	35	(1)	—	1,497	1,531
Constant currency profit before tax	8,626	7,933	3,409	1,504	21,472
	%	%	%	%	%
Share of HSBC’s constant currency profit before tax	40.2	36.9	15.9	7.0	100.0
Constant currency cost efficiency ratio	43.6	28.6	57.4	—	41.8
Constant currency balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	460,395	315,271	175,055	293	951,014
Interests in associates and joint ventures	551	22	105	28,856	29,534
Total external assets	891,675	644,672	1,325,327	150,047	3,011,721
Customer accounts	803,962	466,302	309,526	628	1,580,418
Constant currency risk-weighted assets3	181,464	345,043	224,239	91,526	842,272
1
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

2
Net interest expense recognised in the Corporate Centre includes $5.5bn (1H23: $3.8bn) of interest expense in relation to the internal cost to fund trading and fair value net assets; and the funding cost of foreign exchange swaps in our Markets Treasury function.

3 Constant currency risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences. Consolidated income statement
	Half-year to
	30 Jun 2024	30 Jun 2023
	$m	$m
Net interest income	16,911	18,264
– interest income	55,372	46,955
– interest expense	(38,461)	(28,691)
Net fee income	6,200	6,085
– fee income	8,158	7,947
– fee expense	(1,958)	(1,862)
Net income from financial instruments held for trading or managed on a fair value basis1	10,516	8,112
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	2,376	4,304
Insurance finance expense	(2,486)	(4,234)
Insurance service result	662	524
– insurance service revenue	1,310	1,104
– insurance service expense	(648)	(580)
Gain on acquisition2	—	1,507
Gain less impairment relating to sale of business operations3	3,256	2,130
Other operating (expense)/income	(143)	184
Net operating income before change in expected credit losses and other credit impairment charges4	37,292	36,876
Change in expected credit losses and other credit impairment charges	(1,066)	(1,345)
Net operating income	36,226	35,531
Employee compensation and benefits	(9,192)	(8,954)
General and administrative expenses	(5,135)	(4,912)
Depreciation and impairment of property, plant and equipment and right-of-use assets	(867)	(782)
Amortisation and impairment of intangible assets	(1,102)	(809)
Total operating expenses	(16,296)	(15,457)
Operating profit	19,930	20,074
Share of profit in associates and joint ventures	1,626	1,583
Profit before tax	21,556	21,657
Tax expense	(3,891)	(3,586)
Profit after tax	17,665	18,071
Attributable to:
– ordinary shareholders of the parent company	16,586	16,966
– other equity holders	526	542
– non-controlling interests	553	563
Profit after tax	17,665	18,071
	$	$
Basic earnings per ordinary share	0.89	0.86
Diluted earnings per ordinary share	0.88	0.86

1
Includes a $255m gain (1H23: $284m loss) on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.

2
Gain recognised in respect of the acquisition of SVB UK.

3
In the first half of 2024, a gain of $4.6bn inclusive of the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses on the sale of our banking business in Canada, and an impairment loss of $1.2bn relating to the planned sale of our business in Argentina was recognised. In the first quarter of 2023, the $2.1bn reversal of the held for sale classification was recognised relating to the sale of our retail banking operations in France.

4
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Consolidated statement of comprehensive income
	Half-year to
	30 Jun 2024	30 Jun 2023
	$m	$m
Profit for the period	17,665	18,071
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	(213)	549
– fair value (losses)/gains	(378)	804
– fair value gains transferred to the income statement on disposal	(24)	(63)
– expected credit losses/(recoveries) recognised in the income statement	13	(3)
– disposal of subsidiary	90	—
– income taxes	86	(189)
Cash flow hedges	(710)	(1,062)
– fair value losses	(612)	(1,700)
– fair value (gains)/losses reclassified to the income statement	(673)	227
– disposal of subsidiary	262	—
– income taxes	313	411
Share of other comprehensive income/(expense) of associates and joint ventures	211	101
– share for the period	211	101
Net finance income/(expense) from insurance contracts	17	(101)
– before income taxes	23	(136)
– income taxes	(6)	35
Exchange differences	(2,588)	(347)
– foreign exchange losses reclassified to the income statement on disposal of a foreign operation	648	—
– other exchange differences	(3,236)	(347)
Items that will not be reclassified subsequently to profit or loss:
Fair value gains on property revaluation	5	1
Remeasurement of defined benefit asset/(liability)	146	(112)
– before income taxes	178	(105)
– income taxes	(32)	(7)
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	(283)	(653)
– before income taxes	(372)	(867)
– income taxes	89	214
Equity instruments designated at fair value through other comprehensive income	41	7
– fair value gains	62	7
– income taxes	(21)	—
Effects of hyperinflation	892	578
Other comprehensive expense for the period, net of tax	(2,482)	(1,039)
Total comprehensive income for the period	15,183	17,032
Attributable to:
– ordinary shareholders of the parent company	14,131	15,986
– other equity holders	526	542
– non-controlling interests	526	504
Total comprehensive income for the period	15,183	17,032

Consolidated balance sheet
	At
	30 Jun 2024	31 Dec 2023
	$m	$m
Assets
Cash and balances at central banks	277,112	285,868
Items in the course of collection from other banks	9,977	6,342
Hong Kong Government certificates of indebtedness	43,026	42,024
Trading assets	331,307	289,159
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	117,014	110,643
Derivatives	219,269	229,714
Loans and advances to banks	102,057	112,902
Loans and advances to customers	938,257	938,535
Reverse repurchase agreements – non-trading	230,189	252,217
Financial investments	467,356	442,763
Assets held for sale	5,821	114,134
Prepayments, accrued income and other assets	184,303	165,255
Current tax assets	1,308	1,536
Interests in associates and joint ventures	28,465	27,344
Goodwill and intangible assets	12,161	12,487
Deferred tax assets	7,381	7,754
Total assets	2,975,003	3,038,677
Liabilities
Hong Kong currency notes in circulation	43,026	42,024
Deposits by banks	82,435	73,163
Customer accounts	1,593,834	1,611,647
Repurchase agreements – non-trading	202,770	172,100
Items in the course of transmission to other banks	10,482	7,295
Trading liabilities	77,455	73,150
Financial liabilities designated at fair value	140,800	141,426
Derivatives	217,096	234,772
Debt securities in issue	98,158	93,917
Liabilities of disposal groups held for sale	5,041	108,406
Accruals, deferred income and other liabilities	157,171	136,606
Current tax liabilities	2,837	2,777
Insurance contract liabilities	125,252	120,851
Provisions	1,536	1,741
Deferred tax liabilities	1,186	1,238
Subordinated liabilities	25,510	24,954
Total liabilities	2,784,589	2,846,067
Equity
Called up share capital	9,310	9,631
Share premium account	14,808	14,738
Other equity instruments	18,825	17,719
Other reserves	(14,930)	(8,907)
Retained earnings	155,280	152,148
Total shareholders’ equity	183,293	185,329
Non-controlling interests	7,121	7,281
Total equity	190,414	192,610
Total liabilities and equity	2,975,003	3,038,677

Consolidated statement of changes in equity
			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve1	Retained earnings	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	24,369	17,719	(3,507)	(1,033)	(33,753)	28,601	785	152,148	185,329	7,281	192,610
Profit for the period	—	—	—	—	—	—	—	17,112	17,112	553	17,665
Other comprehensive income (net of tax)	—	—	(164)	(691)	(2,551)	5	(10)	956	(2,455)	(27)	(2,482)
– debt instruments at fair value through other comprehensive income	—	—	(313)	—	—	—	—	—	(313)	10	(303)
– equity instruments designated at fair value through other comprehensive income	—	—	35	—	—	—	—	—	35	6	41
– cash flow hedges	—	—	—	(970)	—	—	—	—	(970)	(2)	(972)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	—	—	—	—	—	(283)	(283)	—	(283)
– property revaluation	—	—	—	—	—	5	—	—	5	—	5
– remeasurement of defined benefit asset/liability	—	—	—	—	—	—	—	136	136	10	146
– share of other comprehensive income of associates and joint ventures	—	—	—	—	—	—	—	211	211	—	211
– effects of hyperinflation	—	—	—	—	—	—	—	892	892	—	892
– foreign exchange losses reclassified to income statement on disposal of a foreign operation	—	—	—	—	648	—	—	—	648	—	648
– other reserves reclassified to income statement on disposal of a foreign operation	—	—	90	262	—	—	—	—	352	—	352
– insurance finance income/ (expense) recognised in other comprehensive income	—	—	—	—	—	—	17	—	17	—	17
– other exchange differences	—	—	24	17	(3,199)	—	(27)	—	(3,185)	(51)	(3,236)
Total comprehensive income for the period	—	—	(164)	(691)	(2,551)	5	(10)	18,068	14,657	526	15,183
Shares issued under employee remuneration and share plans	75	—	—	—	—	—	—	(75)	—	—	—
Capital securities issued2	—	1,106	—	—	—	—	—	—	1,106	—	1,106
Dividends to shareholders	—	—	—	—	—	—	—	(12,217)	(12,217)	(468)	(12,685)
Cost of share-based payment arrangements	—	—	—	—	—	—	—	274	274	—	274
Transfers3	—	—	—	—	—	(2,945)	—	2,945	—	—	—
Share buy-backs4	—	—	—	—	—	—	—	(5,019)	(5,019)	—	(5,019)
Cancellation of shares	(326)	—	—	—	—	326	—	—	—	—	—
Other movements	—	—	4	—	—	3	—	(844)	(837)	(218)	(1,055)
At 30 Jun 2024	24,118	18,825	(3,667)	(1,724)	(36,304)	25,990	775	155,280	183,293	7,121	190,414

Consolidated statement of changes in equity (continued)
			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve1	Retained earnings	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	24,811	19,746	(7,038)	(3,808)	(32,575)	33,209	1,079	142,409	177,833	7,364	185,197
Profit for the period	—	—	—	—	—	—	—	17,508	17,508	563	18,071
Other comprehensive income (net of tax)	—	—	560	(1,077)	(271)	1	(101)	(92)	(980)	(59)	(1,039)
– debt instruments at fair value through other comprehensive income	—	—	546	—	—	—	—	—	546	3	549
– equity instruments designated at fair value through other comprehensive income	—	—	14	—	—	—	—	—	14	(7)	7
– cash flow hedges	—	—	—	(1,077)	—	—	—	—	(1,077)	15	(1,062)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	—	—	—	—	—	(654)	(654)	1	(653)
– property revaluation	—	—	—	—	—	1	—	—	1	—	1
– remeasurement of defined benefit asset/liability	—	—	—	—	—	—	—	(117)	(117)	5	(112)
– share of other comprehensive income of associates and joint ventures	—	—	—	—	—	—	—	101	101	—	101
– effects of hyperinflation	—	—	—	—	—	—	—	578	578	—	578
– insurance finance income/ (expense) recognised in other comprehensive income	—	—	—	—	—	—	(101)	—	(101)	—	(101)
– other exchange differences	—	—	—	—	(271)	—	—	—	(271)	(76)	(347)
Total comprehensive income for the period	—	—	560	(1,077)	(271)	1	(101)	17,416	16,528	504	17,032
Shares issued under employee remuneration and share plans	78	—	—	—	—	—	—	(78)	—	—	—
Capital securities issued	—	1,996	—	—	—	—	—	—	1,996	—	1,996
Dividends to shareholders	—	—	—	—	—	—	—	(7,133)	(7,133)	(375)	(7,508)
Redemption of securities	—	(2,350)	—	—	—	—	—	—	(2,350)	—	(2,350)
Cost of share-based payment arrangements	—	—	—	—	—	—	—	228	228	—	228
Share buy-backs	—	—	—	—	—	—	—	(2,007)	(2,007)	—	(2,007)
Cancellation of shares	(79)	—	—	—	—	79	—	—	—	—	—
Other movements	—	—	6	—	—	1	—	(932)	(925)	(12)	(937)
At 30 Jun 2023	24,810	19,392	(6,472)	(4,885)	(32,846)	33,290	978	149,903	184,170	7,481	191,651

Consolidated statement of changes in equity (continued)
			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve1	Retained earnings	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jul 2023	24,810	19,392	(6,472)	(4,885)	(32,846)	33,290	978	149,903	184,170	7,481	191,651
Profit for the period	—	—	—	—	—	—	—	6,025	6,025	463	6,488
Other comprehensive income (net of tax)	—	—	1,842	4,107	60	—	(270)	206	5,945	77	6,022
– debt instruments at fair value through other comprehensive income	—	—	2,028	—	—	—	—	—	2,028	22	2,050
– equity instruments designated at fair value through other comprehensive income	—	—	(107)	—	—	—	—	—	(107)	(20)	(127)
– cash flow hedges	—	—	—	3,996	—	—	—	—	3,996	19	4,015
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	—	—	—	—	—	(566)	(566)	—	(566)
– property revaluation	—	—	—	—	—	—	—	—	—	—	—
– remeasurement of defined benefit asset/liability	—	—	—	—	—	—	—	(200)	(200)	(2)	(202)
– share of other comprehensive income of associates and joint ventures	—	—	—	—	—	—	—	(54)	(54)	—	(54)
– effects of hyperinflation	—	—	—	—	—	—	—	1,026	1,026	—	1,026
– insurance finance income/ (expense) recognised in other comprehensive income	—	—	—	—	—	—	(263)	—	(263)	—	(263)
– other exchange differences	—	—	(79)	111	60	—	(7)	—	85	58	143
Total comprehensive income for the period	—	—	1,842	4,107	60	—	(270)	6,231	11,970	540	12,510
Shares issued under employee remuneration and share plans	1	—	—	—	—	—	—	(1)	—	—	—
Dividends to shareholders	—	—	—	—	—	—	—	(4,460)	(4,460)	(228)	(4,688)
Redemption of securities	—	(1,673)	—	—	—	—	—	20	(1,653)	—	(1,653)
Cost of share-based payment arrangements	—	—	—	—	—	—	—	254	254	—	254
Transfers	—	—	—	—	—	(5,130)	—	5,130	—	—	—
Share buy-backs	—	—	—	—	—	—	—	(5,018)	(5,018)	—	(5,018)
Cancellation of shares	(442)	—	—	—	—	442	—	—	—	—	—
Other movements	—	—	1,123	(255)	(967)	(1)	77	89	66	(512)	(446)
At 31 Dec 2023	24,369	17,719	(3,507)	(1,033)	(33,753)	28,601	785	152,148	185,329	7,281	192,610
1 The insurance finance reserve reflects the impact of adoption of the other comprehensive income option for our insurance business in France. Underlying assets supporting these contracts are measured at fair value through other comprehensive income. Under this option, only the amount that matches income or expenses recognised in profit or loss on underlying items is included in finance income or expenses, resulting in the elimination of income statement accounting mismatches. The remaining amount of finance income or expenses for these insurance contracts is recognised in other comprehensive income (‘OCI’).

2 In June 2024, HSBC Holdings issued SGD1,500m of contingent convertible securities on which there were SGD15m of external issue costs.

3 At 30 June 2024, an impairment of $2,945m of HSBC Overseas Holdings (UK) Limited was recognised post sale of our banking business in Canada, resulting in a permitted transfer from the merger reserve to retained earnings.

4 In February 2024, HSBC Holdings announced a share buy-back of up to $2.0bn, which concluded in March 2024. Additionally, in April 2024, HSBC Holdings announced another share buy-back of up to $3.0bn, which was completed in July 2024.

Consolidated statement of cash flows
	Half-year to
	30 Jun 2024	30 Jun 2023
	$m	$m
Profit before tax	21,556	21,657
Adjustments for non-cash items:
Depreciation, amortisation and impairment	1,969	1,591
Net gain from investing activities	(34)	(41)
Share of profit in associates and joint ventures	(1,626)	(1,583)
Net gain on acquisition/disposal of subsidiaries, businesses, associates and joint ventures	(3,199)	(3,604)
Change in expected credit losses gross of recoveries and other credit impairment charges	1,192	1,482
Provisions including pensions	15	148
Share-based payment expense	274	228
Other non-cash items included in profit before tax	(4,237)	(1,661)
Elimination of exchange differences1	18,406	(6,558)
Change in operating assets2	(41,493)	(52,745)
Change in operating liabilities	36,486	72,836
Dividends received from associates	130	124
Contributions paid to defined benefit plans	(76)	(87)
Tax paid	(2,664)	(1,664)
Net cash from operating activities	26,699	30,123
Purchase of financial investments	(259,999)	(298,182)
Proceeds from the sale and maturity of financial investments	223,443	263,838
Net cash flows from the purchase and sale of property, plant and equipment	(464)	(329)
Net investment in intangible assets	(1,058)	(1,123)
Net cash inflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures3	9,891	1,243
Net cash outflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures3	(10,612)	(15)
Net cash from investing activities	(38,799)	(34,568)
Issue of ordinary share capital and other equity instruments	1,106	1,996
Cancellation of shares	(5,330)	(1,273)
Net sales/(purchases) of own shares for market-making and investment purposes	(494)	(823)
Redemption of preference shares and other equity instruments	—	(2,350)
Subordinated loan capital issued	2,611	2,744
Subordinated loan capital repaid	(2,000)	(1,044)
Dividends paid to shareholders of the parent company and non-controlling interests	(12,685)	(7,508)
Net cash from financing activities	(16,792)	(8,258)
Net decrease in cash and cash equivalents	(28,892)	(12,703)
Cash and cash equivalents at the beginning of the period	490,933	521,671
Exchange differences in respect of cash and cash equivalents	(13,057)	8,565
Cash and cash equivalents at the end of the period4	448,984	517,533

Interest received was $54,197m (1H23: $46,817m), interest paid was $41,254m (1H23: $29,222m) and dividends received (excluding dividends received from associates, which are presented separately above) were $1,231m (1H23: $751m).

1
Adjustments to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

2
Includes net settlement of the foreign exchange hedge of the proceeds from the sale of our banking business in Canada, with a $255m gain in 1H24 (1H23: $284m loss).

3
The ‘Net cash inflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures’ includes $9.3bn of net cash inflow on the sale of our banking business in Canada in March 2024. In 1H23, it included $1.2bn of net cash inflow on acquisition of Silicon Valley Bank UK Limited in March 2023. The ‘Net cash outflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures includes $10.6bn of net cash outflow on the sale of our retail banking operations in France in January 2024.

4
Includes $1.7bn (1H23: $7.5bn) of cash and cash equivalents classified as held for sale.

1	Basis of preparation and material accounting policies
(a)
Compliance with International Financial Reporting Standards

Our interim condensed consolidated financial statements have been prepared on the basis of the policies set out in the 2023 annual financial statements. They have also been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the UK, IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (‘IASB’), IAS 34 ‘Interim Financial Reporting’ as adopted by the EU, and the Disclosure Guidance and Transparency Rules sourcebook of the UK’s Financial Conduct Authority. Therefore, they include an explanation of events and transactions that are significant to an understanding of the changes in HSBC’s financial position and performance since the end of 2023.

The interim condensed consolidated financial statements should be read in conjunction with the Annual Report and Accounts 2023, which was prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 and international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. The interim condensed consolidated financial statements were also prepared in accordance with International Financial Reporting Standards (‘IFRS Accounting Standards’) as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee.

At 30 June 2024, there were no IFRS Accounting Standards effective for the half-year to 30 June 2024 affecting these financial statements that were not approved for adoption in the UK by the UK Endorsement Board. There was no difference between IFRS Accounting Standards adopted by the UK, IFRS Accounting Standards as adopted by the EU, and IFRS Accounting Standards issued by the IASB in terms of their application to HSBC.

Standards applied during the half-year to 30 June 2024

There were no new standards or amendments to standards that had an effect on the interim condensed consolidated financial statements.

(b)       Use of estimates and judgements

Management believes that the critical estimates and judgements applicable to the Group are those that relate to impairment of amortised cost and FVOCI debt financial assets, the valuation of financial instruments, deferred tax assets, provisions, interests in associates, impairment of goodwill and non-financial assets, and post-employment benefit plans.

Other than in respect of non-current assets and disposal groups held for sale, there were no material changes in the current period to any of the critical estimates and judgements disclosed in 2023, which are stated on pages 101 and 343 to 354 of the Annual Report and Accounts 2023.

(c)
Composition of the Group

In the first half of 2024 the sales of the retail banking operations in France, the banking business in Canada, and the business in Russia completed.

There were no other material changes in the composition of the Group in the half-year to 30 June 2024.

For further details of future business acquisitions and disposals, see Note 15 ‘Assets held for sale, liabilities of disposal groups held for sale and business acquisitions’ in the Interim Report 2024.

(d)
Future accounting developments

Amendments to IAS 21 ‘Lack of Exchangeability’

In August 2023, the IASB published amendments to IAS 21 ‘Lack of Exchangeability’ effective from 1 January 2025. The Group is undertaking an assessment of the potential impact, which is not expected to be significant.

Amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’

In May 2024, the IASB issued amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’, effective for annual reporting periods beginning on, or after, 1 January 2026. In addition to guidance as to when certain financial liabilities can be deemed settled when using an electronic payment system, the amendments also provide further clarification regarding the classification of financial assets that contain contractual terms that change the timing or amount of contractual cash flows, including those arising from ESG-related contingencies, and financial assets with certain non-recourse features. The Group is undertaking an assessment of the potential impact.

IFRS 18 ‘Presentation and Disclosure in Financial Statements’

In April 2024, the IASB issued IFRS 18 ‘Presentation and Disclosure in Financial Statements’, effective for annual reporting periods beginning on or after 1 January 2027. The new accounting standard aims to give users of financial statements more transparent and comparable information about an entity’s financial performance. It will replace IAS 1 ‘Presentation of Financial Statements’ but carries over many requirements from that IFRS Accounting Standard unchanged. In addition, there are three sets of new requirements relating to the structure of the income statement, management-defined performance measures and the aggregation and disaggregation of financial information.

While IFRS 18 will not change recognition criteria or measurement bases, it might have a significant impact on presenting information in the financial statements, in particular the income statement. HSBC are currently assessing any impacts as well as data readiness before developing a more detailed implementation plan.

(e)
Going concern

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources. These considerations include stressed scenarios, as well as considering potential impacts from other top and emerging risks, and the related impact on profitability, capital and liquidity.

(f) Accounting policies

The accounting policies that we applied for the interim condensed consolidated financial statements are consistent with those described on pages 341 to 354 of the Annual Report and Accounts 2023, as are the methods of computation.

2	Dividends

On 31 July 2024, the Directors approved a second interim dividend for 2024 of $0.10 per ordinary share in respect of the financial year ending 31 December 2024. This distribution amounts to approximately $1.849bn and will be payable on 27 September 2024. No liability is recognised in the financial statements in respect of these dividends.

Dividends paid to shareholders of HSBC Holdings plc
	Half-year to
	30 Jun 2024		30 Jun 2023
	Per share	Total	Per share	Total
	$	$m	$	$m
Dividends paid on ordinary shares
In respect of previous year:
– second interim dividend	—	—	0.23	4,590
– fourth interim dividend	0.31	5,872	—	—
In respect of current year:
– first interim dividend	0.10	1,877	0.10	2,001
– special dividend	0.21	3,942	—	—
Total	0.62	11,691	0.33	6,591
Total coupons on capital securities classified as equity		526		542
Dividends to shareholders		12,217		7,133

Second interim dividend for 2024

On 31 July 2024, the Directors approved a second interim dividend in respect of the financial year ending 31 December 2024 of $0.10 per ordinary share (the ‘dividend’), a distribution of approximately $1.849bn. The dividend will be payable on 27 September 2024 to holders of record on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 16 August 2024.

The dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 16 September 2024. The ordinary shares in London, Hong Kong and Bermuda will be quoted ex-dividend on 15 August 2024. American Depositary Shares (‘ADSs’) in New York will be quoted ex-dividend on 16 August 2024.

The default currency on the Principal Register in the UK is pounds sterling, and dividends can also be paid in Hong Kong dollars or US dollars, or a combination of these currencies. International shareholders can register to join the Global Dividend Service to receive dividends in their local currencies. Please register and read the terms and conditions at www.investorcentre.co.uk. UK shareholders can also register their sterling bank mandates at www.investorcentre.co.uk.

The default currency on the Hong Kong Overseas Branch Register is Hong Kong dollars, and dividends can also be paid in US dollars or pounds sterling, or a combination of these currencies. Shareholders can arrange for direct credit of Hong Kong dollar cash dividends into their bank account, or arrange to send US dollar or pound sterling cheques to the credit of their bank account. Shareholders can register for these services at www.investorcentre.com/hk. Shareholders can also download a dividend currency election form from www.hsbc.com/dividends, www.investorcentre.com/hk, or www.hkexnews.hk.

The default currency on the Bermuda Overseas Branch Register is US dollars, and dividends can also be paid in Hong Kong dollars or pounds sterling, or a combination of these currencies. Shareholders can change their dividend currency election by contacting the Bermuda investor relations team. Shareholders can download a dividend currency election form from www.hsbc.com/dividends.

Changes to currency elections must be received by 12 September 2024 to be effective for this dividend.

The dividend will be payable on ADSs, each of which represents five ordinary shares, on 27 September 2024 to holders of record on 16 August 2024. The dividend of $0.50 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary. Elections must be received by 6 September 2024.

Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong Overseas Branch Registrar or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 16 August 2024 in order to receive the dividend.

Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 16 August 2024. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 15 August 2024.

Transfer of ADSs must be lodged with the depositary by 11.00am on 16 August 2024 in order to receive the dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.

Dividend on preference share

A quarterly dividend of £0.01 per Series A sterling preference share is payable on 15 March, 17 June, 16 September and 16 December 2024 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has approved a quarterly dividend to be payable on 16 September 2024 to holders of record on 30 August 2024.

3	Earnings per share

Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Basic and diluted earnings per share
	Half-year to
	30 Jun 2024			30 Jun 2023
	Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share
	$m	(millions)	$	$m	(millions)	$
Basic1	16,586	18,666	0.89	16,966	19,693	0.86
Effect of dilutive potential ordinary shares		120			136
Diluted1	16,586	18,786	0.88	16,966	19,829	0.86
1
Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

4	Constant currency balance sheet reconciliation

	At 30 Jun 2024	At 30 June 2023			At 31 Dec 2023
	Reported and constant currency	Constant currency	Currency translation	Reported	Constant currency	Currency translation	Reported
	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	938,257	951,014	(8,544)	959,558	925,791	(12,744)	938,535
Interests in associates and joint ventures	28,465	29,534	(12)	29,546	26,967	(377)	27,344
Total external assets	2,975,003	3,011,721	(29,755)	3,041,476	2,997,845	(40,832)	3,038,677
Customer accounts Customer accounts	1,593,834	1,580,418	(15,351)	1,595,769	1,590,533	(21,114)	1,611,647

5	Reported and constant currency results1

	Half-year to
	30 Jun 2024	30 Jun 2023
	$m	$m
Revenue2
Reported	37,292	36,876
Currency translation		(374)
Constant currency	37,292	36,502
Change in expected credit losses and other credit impairment charges
Reported	(1,066)	(1,345)
Currency translation		28
Constant currency	(1,066)	(1,317)
Operating expenses
Reported	(16,296)	(15,457)
Currency translation		213
Constant currency	(16,296)	(15,244)
Share of profit in associates and joint ventures
Reported	1,626	1,583
Currency translation		(52)
Constant currency	1,626	1,531
Profit before tax
Reported	21,556	21,657
Currency translation		(185)
Constant currency	21,556	21,472
Profit after tax
Reported	17,665	18,071
Currency translation		(113)
Constant currency	17,665	17,958
1
In the current period constant currency results are equal to reported as there is no currency translation.

2
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items
	Half-year to
	30 Jun 2024	30 Jun 2023
	$m	$m
Revenue
Disposals, acquisitions and related costs1,2	3,571	3,321
Fair value movements on financial instruments3	—	15
Operating expenses
Disposals, acquisitions and related costs	(101)	(118)
Restructuring and other related costs4	19	47
Tax
Tax (charge)/credit on notable items	14	(500)
Recognition of losses	—	—
Uncertain tax positions	—	427
1
Includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sales proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses. This is partly offset by a $1.2bn impairment recognised in relation to the planned sale of our business in Argentina.

2
In the first quarter of 2023, the $2.1bn reversal of the held for sale classification was recognised relating to the sale of our retail banking operations in France and a gain of $1.5bn was recognised in respect of the acquisition of SVB UK.

3
Fair value movements on non-qualifying hedges in HSBC Holdings.

4
Relates to reversals of restructuring provisions recognised during 2022.

6	Contingent liabilities, contractual commitments and guarantees

	At
	30 Jun 2024	31 Dec 2023
	$m	$m
Guarantees and other contingent liabilities:
– financial guarantees	16,343	17,009
– performance and other guarantees	91,275	94,277
– other contingent liabilities	543	636
At the end of the period	108,161	111,922
Commitments:1
– documentary credits and short-term trade-related transactions	7,169	7,818
– forward asset purchases and forward deposits placed	87,219	78,535
– standby facilities, credit lines and other commitments to lend	780,929	810,797
At the end of the period	875,317	897,150
1
Includes $638,635m of commitments at 30 June 2024 (31 December 2023: $661,015m), to which the impairment requirements in IFRS 9 are applied where HSBC has become party to an irrevocable commitment.

Contingent liabilities arising from legal proceedings and regulatory and other matters against Group companies are excluded from this note but are disclosed in Note 7 below and Notes 11 and 13 of the Interim Report 2024.

7	Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2023. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2024 (see Note 11 of the Interim Report 2024). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Bernard L. Madoff Investment Securities LLC

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’). Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff. Based on information available to HSBC, the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.

US litigation: The Madoff Securities Trustee has brought lawsuits against various HSBC companies and others, seeking recovery of alleged transfers from Madoff Securities to HSBC in the amount of $543m (plus interest), and these lawsuits remain pending in the US Bankruptcy Court for the Southern District of New York (the ‘US Bankruptcy Court’).

Certain Fairfield entities (together, ‘Fairfield’) (in liquidation) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments in the amount of $382m (plus interest). Fairfield’s claims against most of the HSBC companies have been dismissed by the US Bankruptcy Court and the US District Court for the Southern District of New York, but remain pending on appeal before the US Court of Appeals for the Second Circuit. Fairfield’s claims against HSBC Private Bank (Suisse) SA and HSBC Securities Services Luxembourg (‘HSSL’) have not been dismissed and their appeals are also pending before the US Court of Appeals for the Second Circuit. Meanwhile, proceedings before the US Bankruptcy Court with respect to the claims against HSBC Private Bank (Suisse) SA and HSSL are ongoing.

UK litigation: The Madoff Securities Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC. The claim has not yet been served and the amount claimed has not been specified.

Luxembourg litigation: In 2009, Herald Fund SPC (‘Herald’) (in liquidation) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities in the amount of $2.5bn (plus interest), or damages in the amount of $2bn (plus interest). In 2018, HSBC Bank plc was added to the claim and Herald increased the amount of the alleged damages claim to $5.6bn (plus interest). The Luxembourg District Court has dismissed Herald’s securities restitution claim, but reserved Herald’s cash restitution and damages claims. Herald has appealed this dismissal to the Luxembourg Court of Appeal, where the matter is pending.

Beginning in 2009, various HSBC companies have been named as defendants in a number of actions brought by Alpha Prime Fund Limited in the Luxembourg District Court seeking damages for alleged breach of contract and negligence in the amount of $1.16bn (plus interest). These matters are currently pending before the Luxembourg District Court.

Beginning in 2014, HSSL and the Luxembourg branch of HSBC Bank plc have been named as defendants in a number of actions brought by Senator Fund SPC before the Luxembourg District Court seeking restitution of securities in the amount of $625m (plus interest), or damages in the amount of $188m (plus interest). These matters are currently pending before the Luxembourg District Court.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the pending matters, including the timing or any possible impact on HSBC, which could be significant.

US Anti-Terrorism Act litigation

Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, alleged victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act, or provided banking services to customers alleged to have connections to terrorism financing. Seven actions, which seek damages for unspecified amounts, remain pending and HSBC’s motions to dismiss have been granted in three of these cases. These dismissals are subject to appeals and/or the plaintiffs re-pleading their claims. The four other actions are at an early stage.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Interbank offered rates investigation and litigation

Euro interest rate derivatives: In December 2016, the European Commission (‘EC’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives, and the EC imposed a fine on HSBC based on a one-month infringement in 2007. The fine was annulled in 2019 and a lower fine was imposed in 2021. In January 2023, the European Court of Justice dismissed an appeal by HSBC and upheld the EC’s findings on HSBC’s liability. A separate appeal by HSBC concerning the amount of the fine remains pending before the General Court of the European Union.

US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of individual and putative class action lawsuits filed in federal and state courts in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US federal and state laws, including antitrust and racketeering laws and the Commodity Exchange Act (‘US CEA’). HSBC has concluded class settlements with five groups of plaintiffs, and several class action lawsuits brought by other groups of plaintiffs have been voluntarily dismissed. A number of individual US dollar Libor-related actions seeking damages for unspecified amounts remain pending.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the pending matters, including the timing or any possible impact on HSBC, which could be significant.

Foreign exchange-related investigations and litigation

In December 2016, Brazil’s Administrative Council of Economic Defense initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation, which remains ongoing.

Since 2017, HSBC Bank plc, among other financial institutions, has been defending a complaint filed by the Competition Commission of South Africa before the South African Competition Tribunal for alleged anti-competitive behaviour in the South African foreign exchange market. In 2020, a revised complaint was filed which also named HSBC Bank USA N.A. (‘HSBC Bank USA’) as a defendant. In January 2024, the South African Competition Appeal Court dismissed HSBC Bank USA from the revised complaint but denied HSBC Bank plc’s application to dismiss. The Competition Commission and HSBC Bank plc have appealed to the Constitutional Court of South Africa.

Since 2015, various HSBC companies and other banks have been named as defendants in a putative class action in the US District Court for the Southern District of New York filed by a group of retail customers who dealt in foreign exchange products. The plaintiffs allege that the defendants conspired to manipulate foreign exchange rates and seek damages for unspecified amounts. In May 2024, the US Court of Appeals for the Second Circuit affirmed the dismissal of this action.

HSBC Bank plc and HSBC Holdings have reached a settlement with plaintiffs in Israel to resolve a class action filed in the local courts alleging foreign exchange-related misconduct. The settlement remains subject to court approval. Lawsuits alleging foreign exchange-related misconduct remain pending against HSBC and other banks in courts in Brazil.

In February 2024, HSBC Bank plc and HSBC Holdings were joined to an existing claim brought in the UK Competition Appeals Tribunal against various other banks alleging historical anti-competitive behaviour in the foreign exchange market and seeking approximately £3bn in damages from all the defendants. This matter is at an early stage. It is possible that additional civil actions will be initiated against HSBC in relation to its historical foreign exchange activities.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of the pending matters, which could be significant.

Precious metals fix-related litigation

US litigation: HSBC and other members of The London Silver Market Fixing Limited are defending a class action pending in the US District Court for the Southern District of New York alleging that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. In May 2023, this action, which seeks damages for unspecified amounts, was dismissed but remains pending on appeal.

HSBC and other members of The London Platinum and Palladium Fixing Company Limited are defending a class action pending in the US District Court for the Southern District of New York alleging that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals and related financial products for their collective benefit in violation of US antitrust laws and the US CEA. The defendants have reached a settlement-in-principle with the plaintiffs to resolve this action. The settlement-in-principle remains subject to documentation and court approval.

Canada litigation: HSBC and other financial institutions are defending putative class actions filed in the Ontario and Quebec Superior Courts of Justice alleging that the defendants conspired to manipulate the price of silver, gold and related derivatives in violation of the Canadian Competition Act and common law. These actions each seek CA$1bn in damages plus CA$250m in punitive damages. Two of the actions are proceeding and the others have been stayed.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of the pending matters, which could be significant.

Tax-related investigations

In March 2023, the French National Financial Prosecutor announced an investigation into a number of banks, including HSBC Continental Europe and the Paris branch of HSBC Bank plc, in connection with alleged tax fraud related to the dividend withholding tax treatment of certain trading activities. HSBC Bank plc and the German branch of HSBC Continental Europe also continue to cooperate with investigations by the German public prosecutor into numerous financial institutions and their employees, in connection with the dividend withholding tax treatment of certain trading activities.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Gilts trading investigation and litigation

Since 2018, the UK Competition and Markets Authority (‘CMA’) has been investigating HSBC and four other banks for suspected anti-competitive conduct in relation to the historical trading of gilts and related derivatives. In May 2023, the CMA announced its case against HSBC Bank plc and HSBC Holdings; both HSBC companies are contesting the CMA’s allegations.

In June 2023, HSBC Bank plc and HSBC Securities (USA) Inc., among other banks, were named as defendants in a putative class action filed in the US District Court for the Southern District of New York by plaintiffs alleging anti-competitive conduct in the gilts market and seeking damages for unspecified amounts. In September 2023, the defendants filed a motion to dismiss which remains pending. It is possible that additional civil actions will be initiated against HSBC in relation to its historical gilts trading activities.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

UK collections and recoveries investigation

In 2019, the FCA began investigating HSBC Bank plc’s, HSBC UK Bank plc’s and Marks and Spencer Financial Services plc’s compliance with regulatory standards relating to collections and recoveries operations in the UK between 2017 and 2018. In May 2024, the FCA concluded its investigation and imposed a £6m fine on HSBC Bank plc, HSBC UK Bank plc and Marks and Spencer Financial Services plc, which has been paid, and this matter is now closed.

Korean short selling indictment

In March 2024, the Korean Prosecutors’ Office issued a criminal indictment against The Hongkong and Shanghai Banking Corporation Limited and three current and former employees for breaching short selling rules under the Financial Investment Services and Capital Markets Act in connection with trades carried out between August 2021 and December 2021. The Hongkong and Shanghai Banking Corporation Limited is defending the action.

Silicon Valley Bank (‘SVB’) litigation

In May 2023, First-Citizens Bank & Trust Company (‘First Citizens’) brought a lawsuit in the US District Court for the Northern District of California against various HSBC companies and seven US-based HSBC employees who had previously worked for SVB. The lawsuit seeks $1bn in damages and alleges, among other things, that the various HSBC companies conspired with the individual defendants to solicit employees from First Citizens and that the individual defendants took confidential information belonging to SVB and/or First Citizens. In July 2024, the court dismissed several of First Citizens’ claims and also dismissed certain defendants for lack of jurisdiction, but allowed limited discovery into whether some of these defendants may be subject to jurisdiction. The remaining claims are proceeding against certain defendants.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

Film Finance litigation

In June 2020, two separate investor groups issued claims against HSBC UK Bank plc (as successor to HSBC Private Bank (UK) Limited (‘PBGB’)) in the High Court of England and Wales seeking damages for unspecified amounts in connection with PBGB’s role in the development of Eclipse film finance schemes. In March 2024, HSBC UK Bank plc reached a settlement with the first investor group. In April 2024, the High Court dismissed the second investor group’s claims, and this matter is now closed.

US mortgage securitisation litigation

Beginning in 2014, a number of lawsuits were filed in various state and federal courts in the US against HSBC Bank USA, as a trustee of more than 280 mortgage securitisation trusts, seeking unspecified damages for losses in collateral value allegedly sustained by the trusts. HSBC Bank USA has reached settlements with a number of plaintiffs to resolve nearly all of these lawsuits. The remaining two actions are pending in a New York state court. HSBC Bank USA and certain of its affiliates continue to defend a mortgage loan repurchase action seeking unspecified damages and specific performance brought by the trustee of a mortgage securitisation trust in New York state court.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of the pending matters, which could be significant.

Mexican government bond litigation

HSBC Mexico S.A. and other banks are named as defendants in a consolidated putative class action pending in the US District Court for the Southern District of New York alleging anti-competitive conduct in the Mexican government bond market between 2010 and 2014 and seeking damages for unspecified amounts. In February 2024, the US Court of Appeals for the Second Circuit reversed an earlier dismissal of this lawsuit. In May 2024, the plaintiffs amended their complaint and this action is ongoing.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

Stanford litigation

Since 2009, HSBC Bank plc has been named as a defendant in numerous claims filed in courts in the UK and the US arising from the collapse of Stanford International Bank Ltd, for which it was a correspondent bank from 2003 to 2009. In February 2023, HSBC Bank plc reached settlements with the plaintiffs to resolve the claims and these settlements have concluded.

Other regulatory investigations, reviews and litigation

HSBC Holdings and/or certain of its affiliates are also subject to a number of other enquiries and examinations, requests for information, investigations and reviews by various tax authorities, regulators, competition and law enforcement authorities, as well as legal proceedings including litigation, arbitration and other contentious proceedings, in connection with various matters arising out of their businesses and operations.

At the present time, HSBC does not expect the ultimate resolution of any of these matters to be material to the Group’s financial position; however, given the uncertainties involved in legal proceedings and regulatory matters, there can be no assurance regarding the eventual outcome of a particular matter or matters.

8	Events after the balance sheet date

On 6 July 2024, the Hongkong and Shanghai Banking Corporation Limited (acting through its Mauritius Branch) completed the sale of its Wealth and Personal Banking business to ABSA Bank (Mauritius) Limited, a wholly-owned subsidiary of ABSA Bank Group Limited. The financial impact was not significant for the Group.

A second interim dividend for 2024 of $0.10 per ordinary share in respect of the financial year ending 31 December 2024 was approved by the Directors on 31 July 2024, as described in Note 2. On 31 July 2024, HSBC Holdings announced a share buy-back to purchase its ordinary shares up to a maximum consideration of $3.0bn, which is expected to commence shortly and complete within three months.

9	Capital structure

Capital ratios
	At
	30 Jun 2024	31 Dec 2023
	%	%
Transitional basis
Common equity tier 1 ratio	15.0	14.8
Tier 1 ratio	17.3	16.9
Total capital ratio	20.6	20.0
End point basis
Common equity tier 1 ratio	15.0	14.8
Tier 1 ratio	17.3	16.9
Total capital ratio	20.1	19.6

Total regulatory capital and risk-weighted assets
	At
	30 Jun 2024	31 Dec 2023
	$m	$m
Transitional basis
Common equity tier 1 capital	125,293	126,501
Additional tier 1 capital	18,965	17,662
Tier 2 capital	27,826	27,041
Total regulatory capital	172,084	171,204
Risk-weighted assets	835,118	854,114
End point basis
Common equity tier 1 capital	125,293	126,501
Additional tier 1 capital	18,965	17,662
Tier 2 capital	23,886	22,894
Total regulatory capital	168,144	167,057
Risk-weighted assets	835,118	854,114

Leverage ratio1
	At
	30 Jun 2024	31 Dec 2023
	$bn	$bn
Tier 1 capital (leverage)	144.3	144.2
Total leverage ratio exposure	2,514.5	2,574.8
	%	%
Leverage ratio	5.7	5.6
1 Leverage ratio calculation is in line with the PRA’s UK leverage rules. This includes IFRS 9 transitional arrangement and excludes central bank claims.

10	Statutory accounts
The information in this media release is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. The statutory accounts of HSBC Holdings plc for the year ended 31 December 2023 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The Group’s auditor, PricewaterhouseCoopers LLP (‘PwC’) has reported on those accounts. Its report was unqualified, did not include a reference to any matters to which PwC drew attention by way of emphasis without qualifying its report and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The information in this media release does not constitute the unaudited interim condensed consolidated financial statements which are contained in the Interim Report 2024. The Interim Report 2024 was approved by the Board of Directors on 31 July 2024. The unaudited interim condensed consolidated financial statements included in the Interim Report 2024 have been reviewed by the Group’s auditor, PwC, in accordance with International Standard on Review Engagements (UK) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council for use in the United Kingdom. The full report of its review, which was unmodified, is included in the Interim Report 2024.

11            Dealings in HSBC Holdings listed securities

HSBC has policies and procedures that, except where permitted by statute and regulation, prohibit it undertaking specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited (‘HKEx’). Except for dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, or in relation to HSBC Holdings ordinary share buy-backs, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on HKEx during the half-year ended 30 June 2024.

12           Earnings release and final results

An earnings release for the three-month period ending 30 September 2024 is expected to be issued on 29 October 2024. The results for the year to 31 December 2024 are expected to be announced on 19 February 2025.

13	Corporate governance

We are subject to corporate governance requirements in both the UK and Hong Kong. Throughout the six months ended 30 June 2024, we complied with the applicable provisions of the UK Corporate Governance Code, and also the requirements of the Hong Kong Corporate Governance Code. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk. We note that the Financial Reporting Council have issued a new UK Corporate Governance Code, which will apply to financial reporting periods from 1 January 2025, and that The Stock Exchange of Hong Kong Limited is currently consulting on changes to the Hong Kong Corporate Governance Code. The Group will take the necessary actions to ensure that we continue to be compliant with both Codes as the new provisions come into force.

The Board has codified obligations for transactions in Group securities in accordance with the requirements of the UK Market Abuse Regulation and the rules governing the listing of securities on the HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans.

All Directors have confirmed that they have complied with their obligations in respect of transacting in Group securities throughout the period.

There have been no material changes to the information disclosed in the Annual Report and Accounts 2023 in respect of the remuneration of employees, remuneration policies, bonus and share option plans and training schemes. Details of the number of employees are provided on page 34 of the Interim Report 2024.

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:

Sir Mark Edward Tucker*, Noel Paul Quinn, Geraldine Joyce Buckingham†, Rachel Duan†, Georges Bahjat Elhedery, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson† and Swee Lian Teo†.

*
Non-executive Group Chairman

†
Independent non-executive Director

14	Interim Report 2024
The Interim Report 2024 will be made available to shareholders on or about 23 August 2024. Copies of the Interim Report 2024 and this news release may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; or from US Communications, HSBC Bank USA, N.A., 1 West 39th Street, 9th Floor, New York, NY 10018, USA. The Interim Report 2024 and this news release may also be downloaded from the HSBC website, www.hsbc.com.

A Chinese translation of the Interim Report 2024 is available upon request from Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

The Interim Report 2024 will be available on The Stock Exchange of Hong Kong Limited’s website www.hkex.com.hk.

15	Cautionary statement regarding forward-looking statements

This news release may contain projections, estimates, forecasts, targets, commitments, ambitions, opinions, prospects, results, returns and forward-looking statements with respect to the financial condition, results of operations, capital position, ESG related matters, strategy and business of the Group which can be identified by the use of forward-looking terminology such as ‘may’, ‘will’, ‘should’, ‘expect’, ‘anticipate’, ‘project’, ‘estimate’, ‘seek’, ‘intend’, ‘target’, ‘plan’, ‘believe’, ‘potential’ or ‘reasonably possible’, or the negatives thereof or other variations thereon or comparable terminology (together, ‘forward-looking statements‘), including the strategic priorities and any financial, investment and capital targets and any ESG targets, commitments and ambitions described herein.

Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant stated or implied assumptions and subjective judgements which may or may not prove to be correct. There can be no assurance that any of the matters set out in forward-looking statements are attainable, will actually occur or will be realised or are complete or accurate. The assumptions and judgements may prove to be incorrect and involve known and unknown risks, uncertainties, contingencies and other important factors, many of which are outside the control of the Group.

Actual achievements, results, performance or other future events or conditions may differ materially from those stated, implied and/or reflected in any forward-looking statements due to a variety of risks, uncertainties and other factors (including without limitation those which are referable to general market or economic conditions, regulatory and government policy changes, increased volatility in interest rates and inflation levels and other macroeconomic risks, geopolitical tensions such as the Russia-Ukraine war and the Israel-Hamas war and potential further escalations, specific economic developments, such as the uncertain performance of the commercial real estate sector in mainland China, or as a result of data limitations and changes in applicable methodologies in relation to ESG related matters).

Any such forward-looking statements are based on the beliefs, expectations and opinions of the Group at the date the statements are made, and the Group does not assume, and hereby disclaims, any obligation or duty to update, revise or supplement them if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, recipients should not place reliance on, and are cautioned about relying on, any forward-looking statements. No representations or warranties, expressed or implied, are given by or on behalf of the Group as to the achievement or reasonableness of any projections, estimates, forecasts, targets, commitments, ambitions, prospects or returns contained herein.

Additional detailed information concerning important factors, including but not limited to ESG related factors, that could cause actual results to differ materially from this news release is available in our Annual Report and Accounts for the fiscal year ended 31 December 2023 filed with the US Securities and Exchange Commission (the ‘SEC’) on Form 20-F on 22 February 2024, our 1Q 2024 Earnings Release furnished to the SEC on Form 6-K on 30 April 2024 and our Interim Report 2024 for the six months ended 30 June 2024 which we expect to furnish to the SEC on Form 6-K on or around 31 July 2024.

16	Use of alternative performance measures
Our reported results are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IFRS Accounting Standards’) as detailed in the interim condensed consolidated financial statements starting on page 113 of the Interim Report 2024.

To measure our performance, we supplement our IFRS Accounting Standards figures with non-IFRS Accounting Standards measures, which constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with US Securities and Exchange Commission rules and regulations. These measures include those derived from our reported results that eliminate factors that distort period-on-period comparisons. The ‘constant currency performance’ measure used in this report is described below. Definitions and calculations of other alternative performance measures are included in ‘Reconciliation of alternative performance measures’ on pages 56 to 61 of the Interim Report 2024, which is available at www.hsbc.com. All alternative performance measures are reconciled to the closest reported performance measure.

The global business segmental results are presented on a constant currency basis in accordance with IFRS 8 ‘Operating Segments’ as detailed in Note 5: ‘Segmental analysis’ on page 122 of the Interim Report 2024.

Constant currency performance

Constant currency performance is computed by adjusting reported results for the effects of foreign currency translation differences, which distort period-on-period comparisons.

We consider constant currency performance to provide useful information for investors by aligning internal and external reporting, and reflecting how management assesses period-on-period performance.

Notable items

We separately disclose ‘notable items’, which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature. Certain notable items are classified as ‘material notable items’, which are a subset of notable items. Categorisation as a material notable item is dependent on the nature of each item in conjunction with the financial impact on the Group’s income statement.

For further information on our use of alternative performance measures, see pages 29 and 56 of the Interim Report 2024.

17	Certain defined terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refer to HSBC Holdings together with its subsidiary undertakings. Within this document the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations ‘$m’ and ‘$bn’ represent millions and billions (thousands of millions) of US dollars, respectively.

18	Investor Relations / Media Relations contacts

For further information contact:

Investor Relations	Media Relations
UK - Neil Sankoff	UK - Gillian James
Telephone: +44 (0)20 7991 5072	Telephone: +44 (0)7584 404 238
Email: investorrelations@hsbc.com	Email: pressoffice@hsbc.com

Hong Kong - Yafei Tian	UK - Kirsten Smart
Telephone: +852 2899 8909	Telephone: +44 (0)7725 733 311
Email: investorrelations@hsbc.com.hk	Email: pressoffice@hsbc.com

Hong Kong - Aman Ullah
Telephone: +852 3941 1120
Email: aspmediarelations@hsbc.com.hk

Registered Office and Group Head Office

HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom
Tel: +44(0)20 7991 8888
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987

Please click on the link below to view the accompanying data pack.
http://www.rns-pdf.londonstockexchange.com/rns/5444Y_1-2024-7-31.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 31 July 2024